1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES

TSMC June 2010 Sales Report
Hsinchu, Taiwan, R.O.C. – July 9, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for June 2010: on an unconsolidated basis, net sales were approximately NT$35.11 billion, an increase of 3.8 percent over May 2010 and an increase of 36.2 percent over June 2009. Revenues for January through June 2010 totaled NT$190.81 billion, an increase of 74.2 percent compared to the same period in 2009.
On a consolidated basis, net sales for June 2010 were approximately NT $36.33 billion, an increase of 4.4 percent over May 2010 and an increase of 37.0 percent over June 2009. Revenues for January through June 2010 totaled NT$197.15 billion, an increase of 73.4 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease)%
June	35,113	25,778	36.2
January through June	190,810	109,556	74.2

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):

			(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease)%
June	36,334	26,515	37.0
January through June	197,149	113,712	73.4

*	Year 2010 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
VP & CFO, TSMC
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director
PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 886-928-882607
E-Mail: jhtzeng@tsmc.com
For Further Information:
Mr. Richard C.Y. Chung
Technical Manager
PR Department, TSMC
Tel: 886-3-563-6688
ext. 7125038
Mobile: 886-911-258751
E-Mail: cychung@tsmc.com
Mr. Michael Kramer
Principal Specialist
PR Department, TSMC
Tel: 886-3-563-6688
ext. 7126216
Mobile: 886-926-026632
E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
July 9, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3)	endorsements and guarantees, and 4) financial derivative transactions for the period of June 2010.

1)	Sales volume (in NT$ thousand)

Period	Items	2010	2009
June	Net sales	35,113,042	25,777,846
Jan.—June	Net sales	190,810,265	109,556,210
2)	Funds lent to other parties: None

3)	Endorsements and guarantees: None

4)	Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	1,826,304	19,689,710	—	—	—	—	—
	Mark to Market Profit/Loss	—	(13,893)	(159,708)	—	—		—	—
	Unrealized Profit/Loss	—	(13,893)	(341,450)	—	—		—	—
Expired Contracts	Notional Amount	—	22,876,465	137,297,376	—	—	—	—	—
	Realized Profit/Loss	—	251,290	133,793	—	—		—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	—	—	—	—		—	—
	Unrealized Profit/Loss	—	1,239	—	—	—		—	—
Expired Contracts	Notional Amount	—	1,127,611	—	—	—	—	—	—
	Realized Profit/Loss	—	(387)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 9, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer